EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements and financial statement schedule of Sears, Roebuck and Co. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to changes in accounting for goodwill in 2002 and domestic pension and postretirement plans in 2004 as discussed in Notes 1 and 9) and management’s report on the effectiveness of internal control over financial reporting dated February 23, 2005, appearing in the Annual Report on Form 10-K of Sears, Roebuck and Co. for the year ended January 1, 2005 and our report dated June 16, 2004 appearing in the Annual Report on Form 11-K of Sears 401(K) Savings Plan for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP

/s/ Deloitte & Touche LLP
Chicago, Illinois
May 24, 2005